UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Nano-X Imaging Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M70700105

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M70700105	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Stone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,623,255 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,623,255 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,255 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of (a) 487,900 ordinary shares, options to purchase 31,431 ordinary shares exercisable within 60 days of December 31, 2020, and warrants to purchase 192,927 ordinary shares held by Richard Stone, (b) 949,212 ordinary shares beneficially held by StoneIsra Ventures LLC, (c) 597,410 ordinary shares beneficially held by AdHoc Investors LLC, (d) 118,750 ordinary shares held by Ajax Partners, (e) 89,375 ordinary shares held by Frostop Securities LLC and (f) 156,250 ordinary shares held by Patience LLC. Richard B. Stone is the Manager of each of Stone IsraVentures LLC, Adhoc Investors LLC, Frostop Securities LLC and Patience LLC, and is the Managing Partner of Ajax Partners. As of December 31, 2020, Mr. Stone was deemed to have voting and dispositive power with respect to the ordinary shares beneficially held by Stone IsraVentures LLC, AdHoc Investors LLC, Ajax Partners, Frostop Securities LLC and Patience LLC. As of January 1, 2021, Mr. Stone divested himself of the voting and dispositive power with respect to the ordinary shares beneficially held by Stone IsraVentures LLC, AdHoc Investors LLC, Ajax Partners, Frostop Securities LLC and Patience LLC.

CUSIP No. M70700105	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer Nano-X Imaging Ltd.

(b)	Address of Issuer’s Principal Executive Offices Communications Center Neve Ilan, Israel 9085000

Item 2.

(a)	Name of Person Filing Richard B. Stone

(b)	Address of the Principal Office or, if none, residence 11 East 44th Street, 19th Floor New York NY 10017

(c)	Citizenship USA

(d)	Title of Class of Securities Ordinary Shares

(e)	CUSIP Number M70700105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,623,255 (1)

(b)	Percent of class: 5.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,623,255 (1)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 2,623,255 (1)

	(iv)	Shared power to dispose or to direct the disposition of 0

(1) Consists of (a) 487,900 ordinary shares, options to purchase 31,431 ordinary shares exercisable within 60 days of December 31, 2020, and warrants to purchase 192,927 ordinary shares held by Richard Stone, (b) 949,212 ordinary shares beneficially held by StoneIsra Ventures LLC, (c) 597,410 ordinary shares beneficially held by AdHoc Investors LLC, (d) 118,750 ordinary shares held by Ajax Partners, (e) 89,375 ordinary shares held by Frostop Securities LLC and (f) 156,250 ordinary shares held by Patience LLC. Richard B. Stone is the Manager of each of Stone IsraVentures LLC, Adhoc Investors LLC, Frostop Securities LLC and Patience LLC, and is the Managing Partner of Ajax Partners. As of December 31, 2020, Mr. Stone was deemed to have voting and dispositive power with respect to the ordinary shares beneficially held by Stone IsraVentures LLC, AdHoc Investors LLC, Ajax Partners, Frostop Securities LLC and Patience LLC. As of January 1, 2021, Mr. Stone divested himself of the voting and dispositive power with respect to the ordinary shares beneficially held by Stone IsraVentures LLC, AdHoc Investors LLC, Ajax Partners, Frostop Securities LLC and Patience LLC.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. M70700105	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2021 Date

/s/ Richard B. Stone Signature

Richard B. Stone Name/Title